

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed December 10, 2021**
> **File No. 333-259767**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Form F-1A filed December 10, 2021

Cover Page

1. We note your response to our prior comment 1. Please provide a description on the cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Prospectus Summary, page 1

2. We note your response to our prior comment 2. Please revise further to replace all references to "your" VIE business operations with "the" VIE in the Summary. For example, we refer to two references on page 2.

3. We note your response to our prior comment 6. Please provide a clearer description of how cash is transferred through your organization as depicted in the organizational chart on page 1.

4. We note your revised disclosure in response to our prior comment 10. Please also provide a roll-forward of the investment in subsidiaries and VIE line item for the fiscal year 2019.

Financial Statements, page F-1

5. We note your audited financial statements are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following:
    • The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
    • Complying with the 12 month requirement is impracticable or involves undue hardship.
    If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

Erqi Wang
Jin Medical International Ltd.
December 20, 2021
Page 3

Note 12 Shareholders' Equity, page F-33

6. We note that during the years ended September 30, 2020 and 2019, the Company advanced cash to related parties that are controlled by the Company's major shareholder, Mr. Wang. Please further explain the business purposes for these advances and, with reference to the appropriate authoritative literature, explain why you accounted for the forgiveness of these advances as a return of capital rather than as an expense. Specifically address why, given the fact that Mr. Wang is the Company's CEO, the forgiveness of the advances should not be recognized as compensation.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.